Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

Summary

All Employees of Ranger Investment Management, L.P. are deemed Access Persons and as such you are responsible for reading, understanding, and consenting to comply with the policies and procedures herein. The Code of Ethics elaborates on the guiding principles found in the Ranger Investment Management, L.P. Employee Manual, specifically,

•	Personal Trading

•	Insider Trading

•	Outside Business Activities

•	Political Contributions

•	Gifts and Entertainment Guidelines

•	Whistleblower Policy

The Code of Ethics is predicated on the principle that the Firm owes a fiduciary duty to its investors. As such, the Code of Ethics as well as all policies and procedures in the Manual and other compliance resources are created and implemented to mitigate conflicts of interest and risks which are inherent to the investment industry and/or applicable to the Firm. Accordingly, Employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of investors.

At all times, Employees must:

•

Place investor interests ahead of the Firm – As a fiduciary, the Firm must serve in its investors’ best interests. In other words, Employees may not improperly benefit at the expense of investors. This concept is particularly relevant when Employees are making personal investments in securities traded by investors which are restricted by the Firm;

•	Engage in personal investing that is in full compliance with the Firm’s Code of Ethics – Employees must review and abide by the Firm’s personal securities transaction and insider trading policies.

Prohibited Transactions

It is unlawful for the Firm or any Employee by use of the mail or any means or instrumentality of interstate commerce, directly or indirectly:

•	to employ any device, scheme, or artifice to defraud any client or prospective client;

•	to engage in any transaction, practice, or course of business which operates as a fraud or deceit upon any client or prospective client;

•

to act as principal for his/her/their own account, knowingly to sell any security to or purchase any security from a client, or acting as broker for a person other than such client, knowingly to effect any sale or purchase of any security for the account of such client, without disclosing to such client in writing before the completion of such transaction the capacity in which he is acting and obtaining the consent of the client to such transaction. The prohibitions of this paragraph shall not apply to any transaction with a customer of a broker or dealer if such broker or dealer is not acting as an investment adviser in relation to such transaction;

•	or to engage in any act, practice, or course of business which is fraudulent, deceptive, or manipulative.

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

ALL EMPLOYEES MUST COMPLY WITH APPLICABLE PROVISIONS OF FEDERAL SECURITIES LAWS, AND ARE REQUIRED TO PROMPTLY REPORT ANY VIOLATIONS OF THE CODE OF ETHICS TO THE CCO.

PERSONAL SECURITIES TRANSACTIONS POLICY

Access Persons are prohibited from front running client accounts and/or acting upon inside information. Under no circumstance may an Employee, or family member living in the Employee’s household, or any account over which an Employee has control, benefit at the expense of investors or the Firm

Beneficial Ownership

Employees and immediate family members living in their household are considered to have beneficial ownership of securities if they have or share a direct or indirect pecuniary interest in the securities.

Employees have a pecuniary interest in securities if they have the ability to directly or indirectly profit from a securities transaction.

The following are examples of indirect pecuniary interests in securities:

•

Securities held by members of Employees’ immediate family sharing the same household. Immediate family means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law. Adoptive relationships are included.

•	Employees’ interests as a general partner in securities held by a general or limited partnership; Employees’ interests as a manager/member in the securities held by a limited liability company.

•

Employees do not have an indirect pecuniary interest in securities held by entities in which they hold an equity interest unless they are a controlling equity holder, or they share investment control over the securities held by the entity.

The following circumstances constitute beneficial ownership by Employees of securities held by a trust:

•	Ownership of securities as a trustee where either the Employee or members of the Employees’ immediate family have a vested interest in the principal or income of the trust.

•	Ownership of a vested beneficial interest in a trust.

•	An Employee’s status as a settler of a trust, unless the consent of all of the beneficiaries is required in order for the Employee to revoke the trust.

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

Summary Policy
Asset Class or Investment Vehicle	Policy	Pre-Clearance	Reporting

Equity Securities – including options, warrants, or any other derivative	Permitted • auto approval when market cap >$20B AND total trade value <$250K • PM & CCO approval when market cap <$20B • 30 day holding limit on all purchases (exempt if acquired as a gift or bequest)	Yes	Yes

Initial Public Offering (IPO)	Prohibited	N/A	N/A

Fixed Income - Municipal	Permitted	Not required	Yes

Fixed Income – Corporate	Permitted	Required	Yes

Treasury securities, certificates of deposit, commercial paper and other similar money market instruments, and shares of open-end mutual fund companies (with the exception of certain investment companies to which the Firm serves as adviser or sub-adviser)	Permitted	Not required	No

ETFs and Mutual Funds	Permitted	Not required	Yes

Ranger Investment Management, L.P. Private Pooled Investment Vehicles	Permitted	Required– all applicable subscription documents	Yes

Private Placements	Permitted	Required –all applicable subscription documents	Initial Investment

Cloud-Based Pre-Clearance Procedures

Ranger Investment Management, L.P. utilizes the ACA ComplianceAlpha platform for pre-clearance and reporting of all reportable brokerage accounts held by Access Persons. Access Persons must receive pre- clearance for permissible personal securities transactions in which they have direct or indirect beneficial ownership before executing such transactions as outlined in the table above.

Per the chart above, Access Persons must complete a pre-clearance request via the ComplianceAlpha system. As an alternative to the pre-clearance form, the Chief Compliance Officer may grant pre-clearance via e-mail. Once pre-clearance is granted, the Access Person has the remainder of the day to execute the transaction, or for a period specified by the Chief Compliance Officer. The President or Managing Director will review and pre-clear the CCO’s trade requests. The Firm will maintain the pre-clearance forms and/or periodic e-mail approvals in conjunction with the record- keeping rule.

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

•	Trade requests for securities with a market cap greater than $20 Billion AND the total transaction cost is estimated at less than $250,000 will receive automatic approval.

•	Trade requests for securities with a market cap less than $20 Billion require approval from one of two Portfolio Managers and the Chief Compliance Officer.

•	Trades must be executed within the same trading day as the request (with exceptions).

•	Approval for trade requests for securities with a market cap less than $20 Billion may be delayed due to Portfolio Manager review.

•	30-day holding period for individual equities.

Reporting

Trade Duplicates from Broker-dealers—Cloud-Based Personal Trade Reporting

Employees may only personally trade securities through a registered broker-dealer or through a company sponsored DRIP. Each Employee must either 1) have the brokerage account linked within the ACA ComplianceAlpha platform for electronic capture; or 2) instruct the broker send duplicate trade confirmations and statements to the Compliance Team. The Chief Compliance Officer can assist in drafting a sample letter to be sent to your brokers regarding the Firm’s reporting requirements. Employee trades that do not occur through a broker/dealer (i.e., purchase of a private investment fund), will report such transactions separately.

Initial Quarterly and Annual Holdings Reports

New Employees/Access Persons are required to submit all their personal reportable securities holdings via the ACA ComplianceAlpha platform or by having the Employee’s broker-dealers send account statements no later than 10 days after the commencement of their employment. The Initial Holdings Report must be current as of a date no more than 45 days prior to the date the person becomes an Employee.

Access Persons are required to provide the Firm with a complete list of reportable securities holdings (Annual Holdings Report or account statements) on an annual basis, by January 30th of each year. The report will be current as of a date no more than 45 days prior to the final date the report is due to be submitted.

Each holdings report or account statement must contain, at a minimum: (a) the title and type of security, the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Employee has any direct or indirect beneficial ownership; (b) the name of any broker, dealer or bank with whom the Employee maintains an account in which any securities are held for the person’s direct or indirect benefit; and (c) the date the Employee submits the report.

In addition, Employees are required to certify a summary of any transactions within the quarter no later than 30 days after the end of each calendar quarter via the ACA ComplianceAlpha platform.

All Employees must sign the Initial or Annual Holdings Report even if they do not have any reportable securities. The Firm will maintain these records in accordance with the record-keeping rule.

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

Trading and Review

The Firm strictly forbids “front-running” investor accounts, which is a practice generally understood to be an Employee placing a personal trade(s) ahead of investor accounts. The Compliance Team will closely monitor Employees’ investment patterns to detect these abuses. The Managing Director will monitor the CCO’s personal securities transactions for compliance with the Personal Securities Transaction Policy.

If the Firm discovers that an Employee is personally trading contrary to the policies set forth above, the Employee will meet with the CCO to review the facts surrounding the transactions. This meeting will help the Firm determine an appropriate course of action.

Remedial Actions

The Firm takes the potential for conflicts of interest caused by personal investing very seriously. As such, the Firm has implemented remedial actions that are designed to discourage its Employees from violating the personal securities transaction policy. Employees should be aware that the Firm reserves the right to impose varied sanctions on policy violators including possible termination of employment depending on the frequency and severity of the policy violation.

INSIDER TRADING

The information contained herein is in conjunction with the Trading-Insider Trading and Expert Networks Policy included in the Ranger Investment Management Compliance Manual.

Background

Section 204A of the Advisers Act requires every investment adviser to establish, maintain, and enforce written policies and procedures, taking into consideration the nature of such investment adviser’s business, reasonably designed to prevent the misuse of material, nonpublic information by such investment adviser or any person associated with such investment adviser. In accordance with Section 204A, the Firm has instituted procedures to reasonably prevent the misuse of nonpublic information.

Insider trading is generally considered to be (i) trading either personally or on behalf of others on the basis of advanced knowledge of material non-public information or (ii) communicating material non- public information to others in violation of the law. The Firm prohibits the following activities:

•	Trading by an insider while in possession of material non-public information about such applicable security; or

•	Trading by a non-insider while in possession of material non-public information, where the information was disclosed to the non-insider in violation of an insider’s duty to keep it confidential; or,

•	Communicating material non-public information to others in breach of a fiduciary duty.

This policy covers all Employees as well as any transactions in any securities participated in by family members, trusts or corporations directly or indirectly controlled by such persons. In addition, the policy applies to transactions engaged in by corporations in which the Employee is an officer, director or 10% or

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

greater stockholder and a partnership of which the Employee is a partner unless the covered person has no direct or indirect control over the partnership.

What Information is Material?

Individuals may not be held liable for trading on inside information unless the information is material. Material information is generally defined as information for which there is a substantial likelihood that an investor would consider it important in making his/her/their investment decisions, or information that is reasonably certain to have a substantial effect on the price of a company’s securities. Knowledge in advance of such as the following types of information is generally regarded as material:

•	Dividend or earnings announcements

•	Write-downs or write-offs of assets

•	Additions to reserves for bad debts or contingent liabilities

•	Expansion or curtailment of company or major division operations

•	New product/service announcements

•	Discovery or research developments

•	Pending labor disputes

•	Criminal, civil and government investigations and indictments

•	Debt service or liquidity problems

•	Merger, joint venture announcements

•	Tender offers, stock repurchase plans, etc.

•	Bankruptcy or insolvency problems

•	Recapitalization

Information provided by a company could be material because of its expected effect on a particular class of a company’s securities, all of the company’s securities, the securities of another company, or the securities of several companies. The misuse of material non-public information applies to all types of securities, including equity, debt, commercial paper, government securities and options.

Material information does not have to relate to a company’s business. For example, material information about the contents of an upcoming newspaper column may affect the price of a security, and therefore be considered material.

What Information is Non-Public?

In order for issues concerning insider trading to arise, information must not only be material, but also non-public. Non-public information generally means information that has not been made available to the investing public.

Once material, non-public information has been effectively distributed to the investing public, it is no longer classified as material, non-public information. However, the distribution of non-public information must occur through commonly recognized channels for the classification to change. In addition, the information must not only be publicly disclosed, but there must also be adequate time for the public to receive and digest the information. Lastly, non-public information does not change to public information solely by selective dissemination.

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

Penalties for Trading on Insider Information

Severe penalties exist for firms and individuals that engage in the act of insider trading, including civil injunctions, treble damages, disgorgement of profits and jail sentences. Further, fines for individuals and firms found guilty of insider trading are levied in amounts up to three times the profit gained or loss avoided, and up to the greater of $1,000,000 or three times the profit gained or loss avoided, respectively.

If an Employee has questions as to whether he/she is in possession of material, non-public information, he/she is required to (i) promptly inform the Chief Compliance Officer and (ii) not disclose the information to anyone else. From this point, the Employee and Chief Compliance Officer will conduct research to determine if the information is likely to be considered important to investors in making investment decisions, and whether the information has been publicly disseminated.

Responsibility

The Chief Compliance Officer has responsibility for the implementation and monitoring of the firm’s Insider Trading Policy, practices, disclosures and recordkeeping.

Procedure

Ranger Investment Management, L.P. has adopted various procedures to implement the firm’s insider trading policy and conducts reviews to monitor and ensure the firm’s policy is observed, implemented properly and amended or updated, as appropriate, which include the following:

•	the Insider Trading Policy is distributed to all Employees, and new Employees upon hire, and requires a written acknowledgement by each Employee;

•

access persons (supervised persons) must disclose personal securities accounts, initial/annual securities holdings and report at least quarterly any reportable transactions in their Employee and Employee-related personal accounts;

•	Employees must report to the President and Chief Compliance Officer all business, financial or personal relationships that may result in access to material, non-public information;

•	the Chief Compliance Officer reviews all reportable personal investment activity for Employee and Employee-related accounts;

•	the Chief Compliance Officer provides guidance to Employees on any possible insider trading situation or question;

•	Ranger Investment Management, L.P.’s Insider Trading Policy is reviewed and evaluated annually and updated as may be appropriate; and

•

the Chief Compliance Officer prepares a written report to management and/or legal counsel of any possible violation of the firm’s Insider Trading Policy for implementing corrective and/or disciplinary action.

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

•	Will not discuss any potentially material, non-public information with colleagues, except as specifically required by their position.

•	Will submit personal security trading reports in accordance with the personal securities transaction policy.

•	Will not trade the securities of any company in which they are deemed insiders who may possess material, non-public information about the company.

•	The security may be placed on the Firms restricted list (if applicable).

•	Will not engage in securities transactions of any company, except in accordance with the Firm’s personal securities transaction policy and securities laws.

Outside Business Activities

Under certain circumstances, Employees may be granted permission to serve as directors, trustees or officers of outside organizations such as, public or private corporations, partnerships, charitable foundations and other not-for- profit institutions only after receiving pre-clearance from the CCO. Employees may also receive compensation for such activities. Pre-clearance will be granted on a case by case basis, subject to proper resolution of potential conflicts of interest.

The Firm may determine that it is in its investors’ best interests for an Employee to serve as an officer or on the board of directors of an outside organization. Serving as an officer or director with organizations outside of the Firm can, however, raise serious regulatory issues and concerns, including conflicts of interests and access to material non- public information.

An Employee may come into possession of material non-public information about an outside company, or other public companies. It is critical that a proper information barrier be in place between the Firm and the outside organization, and that the Employee does not communicate such information to other Employees in violation of the information barrier.

Similarly, the Firm may have a business relationship with the outside organization or may seek a relationship in the future. In those circumstances, the Employee must not be involved in the decision to retain or hire the Firm.

Pre-clearance will be granted on a case-by-case basis, subject to proper resolution of potential conflicts of interest. All Employees are required to certify the existence of any outside business activities within the ACA ComplianceAlpha platform no less than annually.

Gifts and Entertainment

For investment advisory firms, there is not a specific SEC rule that addresses gifts and entertainment. Rather, the fiduciary rules advisors must abide by the anti-fraud provisions of the Investment Adviser’s Act that regulate gifts, gratuities, and entertainment. That means advisory personnel should not give or accept gifts of an extravagant nature or gifts designed to influence the recipient.

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

Accepting gifts and/or attending sponsored entertainment events present real and/or perceived conflicts of interest for the Firm and the Employee. An Employee’s acceptance of a gift or invitation to a sponsored entertainment event may suggest a quid pro quo arrangement whereby the Employee feels obligated to return the favor by improperly directing Firm business, commissions or influence to the service provider from which the gift or entertainment originated.

Employees must avoid activities, interests and relationships that run contrary (or appear to run contrary) to the best interests of investors. The Firm takes the potential for conflict of interest presented by an Employee’s receipt of inappropriate gifts and/or participation in extravagant entertainment events seriously and expects each Employee to use his/her/their or her best judgment and integrity if presented with such an offer.

As a general guideline, accepting gifts and participating in entertainment activities should be consistent with accepted business practices. Employees are encouraged to consult with the CCO if there is a question about the appropriateness of accepting a gift or participating in an entertainment event.

Under no circumstances should an Employee ever accept gifts or entertainment from a service provider which the Employee may reasonably believe there is an expectation to compensate such service provider with the inappropriate use of Firm resources.

To be clear:

A gift is an item that is given or received. Tickets to an event where the giver is not in attendance are considered a gift.

Entertainment is participating in an event (whether given or received) with the host or “giver” is in attendance.

The Firm, from time to time, the Firm will sponsor entertainment in the form of meals for prospective and/or current clients. Depending on the circumstance, entertainment for this type of entertainment could include individuals from marketing, trading, and the entire investment team. The President reviews and approves the final expenditure of the event.

In general:

1.	Solicitation of gifts or entertainment from a client, broker-dealer, vendor, or other person is unprofessional and strictly prohibited.

2.

Entertainment sponsored by Ranger Investment Management, L.P. more than $1,000 must be reported via ACA ComplianceAlpha within 15 days of the event. The President reviews and/or approves expenses charged on the corporate credit card or submitted as an expense to the Accounting Team.

When considering an entertainment offer sponsored by a current or prospective service provider, Employees are expected to take into consideration the actual and/or perceived conflict of interest participation in the event poses to the Firm and its clients. Generally, Employees may attend business meals, sporting activities and other entertainment events at the expense of a giver, as long as:

•	The event takes place locally or at a destination the Employee is otherwise travelling to for research or other normal business purposes;

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

•	the expense is reasonable; and,

•	both the sponsor(s) and the Employee(s) are present.

3.

Any event or activity which an Employee would reasonably believe to be excessive (i.e. Super Bowl Tickets) must be pre-approved by the Chief Compliance Officer. The nature, cost, and extent of the entertainment must be reasonable in context to its stated purpose and reasonably judged to lack actual or perceived conflict of interest.

4.

Gifts given or received, with a stated value of less than $250 are allowable and are not required to be pre-cleared or reported. This includes promotional items such as water bottles, bags, notepads, etc. with a company logo.

5.	Gifts given or received with a stated value greater than $250 must be reported and/or pre- cleared via ACA ComplianceAlpha. This includes promotional items with an excess value of $250.

Political Contributions

SEC Rule 206(4)-5 (the “Rule”) prohibits an investment adviser from receiving compensation for providing investment advisory services to a government client within two years of any contribution made by the investment adviser or a “Covered Associate” to an elected official in a position to direct or influence the investment activities of the government client. The rule generally applies to contributions at the state or local level.

For purposes of the Firm’s political contribution policy (the “Policy”) described below, “Covered Associates” for the Firm include(s) all members of the Investment Team, Traders, Management team members and family members living in a Covered Associate’s immediate household. The rule is very context specific. For example, a contribution from a Covered Associate’s spouse would likely be considered a violation of the rule. In addition, the definition of “an elected official in a position to direct or influence investment activities” may be broadly interpreted depending upon the circumstances.

De Minimis Contributions Provisions

The Rule includes a de minimis provision that permits Covered Associates and family members to make political contributions of:

•	up to $350 per election per candidate if the contributor is entitled to vote for the candidate,

•	up to $150 per election per candidate if the contributor is not entitled to vote for the candidate,

•	6-Month to 2-Year Penalty and Look Back.

An inappropriate contribution would severely penalize both the Firm and the Covered Associate that made the contribution. For example, say a Covered Associate that also solicits for the firm makes an inappropriate political contribution to a California elected official with influence over a state plan. Upon discovery of the contribution, the Firm would have to promptly send back any state money it manages for

Ranger Investment Management, L.P.

Code of Ethics

February 12, 2024

California government entities along with all compensation it has received as of the date of the inappropriate political contribution. The Firm and the Covered Associate would not be able to manage money for California government entities for up to two years. In addition, should the Covered Associate leave the Firm, the sanction would follow him or her to future employers until the two-year period expires. The look back period is 6 months for a Covered Associate that does not solicit clients for the Firm.

Political Contribution Policy

The Firm and its general partner are prohibited from making political contributions. In addition, the Firm, its general partner and the Covered Associates are prohibited from soliciting or coordinating campaign contributions from others on behalf of an elected official or soliciting or coordinating payment to political parties.

Covered Associates – Contributions in excess of the De Minimis Exception

Covered Associates are prohibited from making political contributions in excess of the de minimis exception, without receiving written preapproval from the President and Chief Compliance Officer prior to the intended contribution date. To receive prior written preapproval, Covered Associates must complete the Political Contribution Approval Form.

Covered Associates – Contributions and the De Minimis Exception

Covered Associates may make political contributions in accordance with the Rule’s de minimis exceptions if they have a signed Political Contribution Disclosure Form when prior to the contribution.

Covered Associates – Donated Time

There is no limit on a Covered Associate’s donated time if the Firm does not solicit such person’s efforts or provide the use of its resources.

Record Keeping Requirements

The Firm will maintain records for all political contributions made by Covered Associates or their immediate family members on or after March 14, 2011. Information the Firm will need to know about each political contribution includes:

•	The contributor,

•	The candidate’s name,

•	The office the candidate is seeking,

•	The state or jurisdiction,

•	The dollar amount and proposed or actual date of the contribution, and

•	Any further knowledge that may provide insight into a potential conflict of interest for the Firm.

•	Signature of the contributor and the CCO or his/her/their designee.

In the CCO’s absence, Employees may receive preclearance from the President.